Mail Stop 6010
Via Facsimile and U.S. Mail

August 31, 2006

Mr. Peter C. Mann
Chairman and Chief Executive Officer
Prestige Brands Holdings, Inc.
90 North Broadway
Irvington, New York 10533

Re: **Prestige Brands Holdings, Inc.**
           Form 10-K/A for Fiscal Year Ended March 31, 2005
           Filed on January 12, 2006
           File No. 001-32433
           Prestige Brands International LLC
           Form 10-K/A for Fiscal Year Ended March 31, 2005
           Filed on January 12, 2006
           File No. 333-117152-18

Dear Mr. Mann:

We have completed our review of your Forms 10-K/A as described above and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief